Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2006

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended June 30, 2006. Financial data contained herein has been prepared by management in accordance with Canadian Generally Accepted Accounting Principles.

All amounts included in the MD&A are in Canadian dollars, unless otherwise specified.

This report is dated as at September 4, 2006. Additional information related to the Company, including its most recent audited consolidated financial statements, is available for review on SEDAR at www.sedar.com.

Company overview

Goldbelt Resources Ltd. (“Goldbelt” or the “Company”) is a Canadian based resource company with mineral properties in Burkina Faso, West Africa. The common shares of Goldbelt trade on the TSX Venture Exchange under the symbol GLD.

On March 3, 2005, Goldbelt completed the acquisition of the Burkina Faso assets of Resolute Limited (“Resolute”) of Perth, Australia. The principal property assets acquired included the Belahouro and Houndé area gold exploration tenements in Burkina Faso.

Belahouro tenements

Belahouro is approximately 220 km north of Ouagadougou, the capital of Burkina Faso. Goldbelt acquired a permit within the Belahouro region which covered an area of 1,187 km² and had an expiry date of April 3, 2006. In accordance with Burkina Faso mining laws, the Company was required to apply for a mining permit within the term of this permit and no later than three months prior to the final expiry date of April 3, 2006. On December 23rd, 2005, the Company lodged an application for a mining permit on the Inata Project with the government of Burkina Faso and is currently awaiting the results of the governmental review of this application, the results of which are expected in the last calendar quarter of 2006. The Inata Project covers an area of 26 km² which overlies all the known Inata trend mineral resources within the western portion of this previously permitted area. In April 2006 Goldbelt established 948,000 ounces of Measured and Indicated and 190,000 ounces of Inferred resources at the Inata Project. The resource statement was prepared and reported as of April 24, 2006 in accordance with National Instrument 43-101 (Canada) by RSG Global, a qualified resource consulting firm based in Perth, Australia.

At the time of application for the Inata mining permit, the Company applied for and subsequently received (in July and August 2006) 10 new contiguous exploration tenements covering an area of 2,474 km² which includes the original area of the previous Belahouro permit. The Company has 2 additional tenements covering an area of 496 km² which are contiguous to these tenements and which were granted in August 2005 and April 2006. All of the exploration tenements are for a three year period with the ability for two further renewals of three years each. The Company is required under Burkina Faso Mining Laws to spend approximately $600/km2 annually in order to keep the Belahouro exploration tenements in good standing. These 12 exploration tenements and the Inata mining permit application together cover an area of 2,996 km² within the Belahouro region.

The Company is in the process of an active drilling campaign of 35,000 meters and is completing a pre-feasibility study on the Belahouro property which is expected to cost approximately $2.5 million. The focus of this campaign is the expansion and definition of the resources at Inata and developing further resources within the Belahouro tenements. The expanded Inata resource base will form the nucleus of the Inata feasibility study, which is expected to be completed in calendar Q4 2006. The Company is currently working towards initial mine production by calendar Q4 2007 and to this end has an exclusive option agreement to purchase a mill currently located in northern Australia.

Other exploration tenements

In addition to the Belahouro area exploration tenements, Goldbelt has been issued 8 highly prospective exploration tenements. Seven of these exploration tenements cover 1,655 km² in the Houndé and Bougouriba regions located in the southwest part of Burkina Faso and 1 permit cover 65 km² in the Koupelo region, southeast part of Bukina Faso. Goldbelt’s geologists have been actively exploring the Houndé and Bougouriba tenements. To date approximately 17,000 soil and rock samples have been collected and assayed. These geochemical assay results and earlier geophysical survey results are currently being collated to provide an updated geological model of the tenements. The Company has planned an initial 5,000 meters of drilling on the Karba permit in Houndé and 1,000 meters of reconnaissance drilling on the Mandiasso and Diosso tenements in Bougouriba, which is expected to cost approximately $430,000. The Company is required under Burkina Faso Mining Laws to spend approximately $600/km2 annually in order to keep these exploration tenements in good standing.

Analysis of Exploration Properties
The following table details the expenditures incurred on the Burkina Faso properties as at June 30, 2006:

	Belahouro	Other tenements	Total
	$	$	$

Balance - June 30, 2004	-	-	-

Acquisition from Resolute	7,694,024	335,848	8,029,872
Administrative	48,392	1,464	49,856
Assay and sampling	212,726	149,227	361,953
Camp and general	15,281	483	15,764
Communications	11,657	1,031	12,688
Drilling	1,156,244	-	1,156,244
Equipment amortization	4,496	-	4,496
Field supplies	44,131	-	44,131
Maps	262	88	350
Project engineering	5,398	-	5,398
Repairs and maintenance	17,043	1,715	18,758
Resource and mine engineering	162,923	-	162,923
Safety	3,071	862	3,933
Salaries and benefits	254,067	-	254,067
Taxes	20,360	6,648	27,008
Training	3,668	326	3,994
Travel and fuel	87,577	2,191	89,768

Balance - June 30, 2005	9,741,320	499,883	10,241,203

Acquisition from Resolute	1,183,613	51,681	1,235,294
Administrative	100,116	25,916	126,032
Assay and sampling	165,311	68,308	233,619
Camp and general	42,289	9,125	51,414
Communications	31,800	5,582	37,382
Drilling	382,266	-	382,266
Environmental studies	93,911	746	94,657
Equipment amortization	7,955	-	7,955
Field supplies	77,516	6,198	83,714
Geophysical	14,387	-	14,387
Hydrogeology	15,442	-	15,442
Maps	3,419	241	3,660
Project engineering	386,915	-	386,915
Repairs and maintenance	53,956	12,103	66,059
Resource and mine engineering	275,209	-	275,209
Safety	3,121	602	3,723
Salaries and benefits	418,044	119,892	537,936
Taxes	14,815	47,955	62,770
Training	983	1,204	2,187
Travel and fuel	175,091	20,445	195,536

Expenditures in fiscal 2006	3,446,159	369,998	3,816,157
Balance - June 30, 2006	13,187,479	869,881	14,057,360

The Company incurred costs of $3,446,159 on the Belahouro property for the year ended June 30, 2006, all of which were capitalized on the balance sheet under Mineral Properties. The most significant item was a non-cash acquisition cost through the issuance of Goldbelt shares to Resolute as final consideration under the terms of the acquisition agreement with Resolute. The Company issued to Resolute 1,900,453 shares valued at $1,235,294 of which $1,183,613 was allocated to Belahouro.

The majority of the Belahouro expenditures were incurred by the Company as the final part of its drill program on Inata, for the purpose of determining the resources on this property, and for the completion of the Mine Development Plan, Environmental & Sociological Impact Study and Economic Appraisal which constituted the components of Goldbelt’s submission to the Burkina Faso government for a mining permit.

The Company also incurred costs of $369,998 on its other exploration tenements including $51,681 non-cash acquisition costs related to the share issuance to Resolute. The most significant expenditures to date relate to salaries paid mostly for field staff on these highly prospective properties as well as costs to maintain the tenements in good standing.

Selected Annual Information

The annual tabular results of operations are summarized in the following tables which have been prepared in accordance with Canadian Generally Accepted Accounting Principles. For more detailed information, refer to the annual consolidated financial statements.

$ Cdn	Year ended June 30, 2006	Year ended June 30, 2005		Year ended June 30, 2004

Statement of operations
Net income (loss)	$(3,312,615)	$(1,736,519)		$535,921
Net income (loss) per share - basic	$(0.09)	$(0.10)		$0.08
Net income (loss) per share - diluted	$(0.09)	$(0.10)		$0.07

Balance sheet
Total assets	$20,681,494	$14,862,378		$1,074,334
Shareholders’ equity	$20,311,485	$11,031,761		$1,057,933

Statement of cash flows
Investments in mineral properties including working capital changes	$3,805,555	$2,900,428	$	nil
Cash flows from financing activities including working capital changes	$8,193,315	$7,546,725		$480,000

Results of Operations - Annual

The Company's loss for the year was $3,312,615; a loss of $0.09 per share, as compared to a loss of $1,736,519 in 2005; a loss of $0.10 per share. The increase in loss in 2006 is due mostly to the Company having one full year of operations after its March 3, 2005 acquisition of the Burkina Faso properties. Total assets increased from $14,862,378 to $20,681,494. This $6 million increase in assets is due mainly to $8 million raised through private placement, warrant and option exercises, $4 million of which was spent on exploration properties and capitalized.

Expenses increased from $1,767,641 in 2005 to $3,515,323 in 2006 reflecting the fact that the Company moved from relatively inactive to active status with the acquisition of its properties. Travel and promotion expenses increased by $278K and consulting fees increased by $153K which were due to a full year’s activity on corporate and property matters. Salaries and benefits increased by $473K due to a full year’s salary for the President and CEO; and a new CFO and two administrative staff who were hired in fiscal Q2 2006. Office and occupancy costs increased by $130K and telecommunications increased by $37K due to a full year’s occupancy at the Company’s head office in Toronto compared to four months’ occupancy in fiscal 2005. The Company paid $26K (2005: $nil) in directors’ fee to non-executive directors based on its new policy of director compensation. Professional fees and shareholder relations declined by $71K and $88K, respectively as the Company resumed normal activities following the property acquisition in March 2005. Stock-based compensation expense increased by $805K as a result of the granting of 3,785,000 stock options in 2006 (2005: 1,325,000 granted). These options were granted to various directors, officers and consultants of the Company. The Black-Scholes option pricing model was used to calculate an estimated fair value which is amortized over the vesting period of the respective options.

Foreign exchange gain included $125K (2005: $17K) relating to the re-measurement of the US dollar denominated Resolute debt which was extinguished in April 2006. Interest income increased to $68K (2005: $4K) due to surplus cash from the March 2005 and subsequent financings in 2006.

Liquidity and Capital Resources

The Company’s main sources of financing are its cash balances, equity markets and outstanding warrants and options. As at June 30, 2006, the Company had cash and cash equivalents of $6,119,181 compared to the June 30, 2005 balance of $4,530,762. The overall net increase from June 30, 2005 is due to proceeds obtained from a private placement, exercise of warrants and net of expenditures incurred from the conclusion of the drilling program on the Inata deposit and subsequent technical studies to support the Company’s Exploitation License Application on the Inata Project as well as general and administrative expenses.

During the third quarter 2006, the Company raised $2,625,000 though a private placement of $1,000,000, and $1,625,000 from the exercise of 2,500,000 warrants granted as part of the March 2005 offering of units. In the fourth quarter 2006, the Company received $5,257,000 through the exercise of the remaining 8,088,235 warrants which were granted as part of the March 2005 offering of units. These remaining warrants were exercised before the expiry date of September 3, 2007 as the Company’s share price attained the required trading level and as such triggered the accelerated expiry date of May 10, 2006.

Additional funds were raised through the exercise of agents’ compensation options and warrants for a total of approximately $460,000 and the exercise of 660,000 options by three directors for $66,000.

As a result of the $1,000,000 private placement and pursuant to Goldbelt's obligations under the Agreement with Resolute dated November 19, 2004, Goldbelt issued to Resolute 723,982 common shares, 180,995 common share purchase warrants exercisable at $0.65 until January 13, 2008 and 180,995 common share purchase warrants exercisable at $0.845 until January 13, 2008.

As a result of the March 3, 2005 unit offering of $8,000,000, the private placement of $1,000,000, and the exercise of warrants for $1,625,000, the Company completed its obligation to raise $10,625,000 by January 31, 2006 in accordance with the Agreement with Resolute. On April 17, 2006, the Company issued an aggregate of 1,670,000 Goldbelt shares to Resolute to repay the US$1,575,685 payable to Resolute for the 2004 drilling program under the Agreement and settle other amounts claimed by Goldbelt to be owed by Resolute. In addition and as a result of Goldbelt satisfying its obligation to raise the minimum of $10,625,000 by way of one or more private placements, Goldbelt issued 1,176,471 shares, 294,118 common share purchase warrants exercisable at $0.75 until January 17, 2008 and 294,118 common share purchase warrants exercisable at $0.98 until January 17, 2008. Resolute surrendered previously issued 1,176,471 Goldbelt warrants exercisable at $0.65 until September 3, 2006 and which were subject to an accelerated expiry date of May 10, 2006. This settlement of shares and warrants is in addition to the shares and warrants issued at the January 13, 2006 private placement as described above.

At the date of this report the Company had 4,725,329 warrants outstanding which expire on March 3, 2007 and represent $2,700,000 in cash if all were exercised.

In May 2006, the Company concluded an exclusive option agreement with Tanami Gold NL (Australia) for the purchase of a gold processing plant currently located 125km south of Darwin in the Northern Territory, Australia. The purchase of the plant will accelerate Goldbelt’s plans for gold production, which is currently targeted for calendar Q4 2007. A feasibility study based on the Inata Project will be completed in calendar Q4 2006 and will focus on the upgrade and relocation of Tanami Gold’s process plant to Inata. The Company paid an Australian $200,000 non-refundable deposit upon signing the agreement and may finalize the purchase of the plant with payment of A$1 million by October 31, 2006 or any time prior to this date with the commencement of removal of the plant, whichever is earlier. A further sum of A$500,000 will be due November 30, 2006 and a final payment of A$300,000 will be due no later than December 29, 2006.

The Company had working capital of $5,866,202 as at June 30, 2006. The Company expects to complete a pre-feasibility study based on the Inata Project in September 2006. The Company plans to use the funds to assist in the completion of the feasibility study on the Inata Project which is expected to be completed in calendar Q4 2006. Additional funding will be required to complete this study; to complete the 35,000 meter resource definition and exploration drilling program at Inata and nearby deposits and prepare a bankable feasibility study on the Inata Project and to complete 6,000 meters of exploration drilling on the Houndé and Bougouriba projects. The Company plans to fund the development of the Inata mine through additional equity and/or debt financing.

The Company is actively pursuing sources of financing to proceed towards developing the Inata Project and to further its exploration activities within the Belahouro and other license areas in Burkina Faso. While the Company has been successful in the past in raising financing, there is no guarantee that the Company will be as successful in the future.

Selected Quarterly Information

The results of operations and financial position are summarized in the following tables, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

$ Cdn	Jun 30, 2006 4th Quarter Fiscal 2006	March 31, 2006 3rd Quarter Fiscal 2006	Dec 31, 2005 2nd Quarter Fiscal 2006	Sep 30, 2005 1st Quarter Fiscal 2006

Statement of operations
Loss	(900,440)	(1,245,303)	(820,338)	(346,534)
Loss per share	(0.03)	(0.03)	(0.02)	(0.01)

Balance Sheet
Working capital (deficiency)	5,866,202	292,222	(1,383,371)	(472,826)
Total assets	20,681,494	14,939,322	12,789,020	13,507,222
Shareholders’ equity	20,311,485	12,913,315	10,307,048	10,706,347

Statement of Cash Flows
Investments in mineral properties	784,576	902,147	400,107	1,718,725
Cash flow from issue of shares	5,295,764	2,874,518	23,033	Nil

$Cdn	Jun 30, 2005 4th Quarter Fiscal 2005	Mar 31, 2005 3rd Quarter Fiscal 2005	Dec 31, 2004 2nd Quarter Fiscal 2005	Sep 30, 2004 1st Quarter Fiscal 2005

Statement of operations
Loss	(386,375)	(965,154)	(199,368)	(185,622)
Loss per share	(0.01)	(0.06)	(0.02)	(0.02)

Balance Sheet
Working capital	745,129	2,851,746	620,654	620,022
Total assets	14,862,378	13,749,743	1,056,092	997,317
Shareholders’ equity	11,031,761	11,201,702	950,714	950,082

Statement of Cash Flows
Investments in mineral properties	896,512	2,003,916	Nil	Nil
Cash flow from issue of shares	Nil	7,346,725	200,000	Nil

Results of Operations

Three Months Ended June 30, 2006

For the three month period ended June 30, 2006, the Company incurred a loss of $900,440 (2005 - loss of $386,375). The loss was due mostly to corporate travel and promotion of $144,258 (2005 - $145,850), salaries and benefits of $152,453 (2005 - $64,440), consulting of $144,424 (2005 - $53,512) and stock-based compensation expense of $291,742 (2005 - $62,163). The Company acquired its Burkina Faso properties in March 3, 2005, and accordingly expenditures prior to this period were limited to pursuing the acquisition of target properties and general corporate matters. The increase in expenses for the periods under review is attributable to an increase in salaries and benefits for two officers and two employees in Toronto and increased travel and promotion costs. Stock compensation expense increased due to the grants of 3,785,000 options to directors, officers and consultants of the Company in the previous quarters of fiscal 2006. The fair value of the stock option grants is amortized over the vesting period of three years.

Related Party Transactions

The Company entered into the following transactions with related parties:

a) At June 30, 2006, the Company owed $Nil (2005: $337,848) to a director for consulting fees, which are included in accounts payable and accrued liabilities.

b) The following table discloses the related party transactions, which were in the normal course of operations and were measured at the exchange amounts, for the annual financial periods as follows:

Related party	Type of	Terms and conditions
	fees		2006	2005
			$	$
Directors	Consulting	Normal commercial	145,000	52,000
Director related entities	Professional	Normal commercial	-	189,045
Directors	Acquisition	Normal commercial	-	230,381
Directors	Financing	Normal commercial	-	138,229
			145,000	609,655

The current year’s transactions with directors included $97,000 (2005: $52,000) paid to Mr. Paul Morgan and $48,000 (2005: Nil) paid to Mr. Brian Irwin the latter of whom is compensated based on a monthly retainer of $4,000.

Financial Instruments

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to Resolute Mining Limited. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Appointment of Director

In December 2005, the Company welcomed the addition of Ms. Elizabeth A. Martin to the Board of Directors. Ms. Martin is a CMA with a strong financial background in international exploration and mining projects. She has, over the years, assumed increasingly senior roles in base metal and precious metal companies such as Northgate Mines Inc., WMC Limited, IAMGOLD Corporation and High River Gold Mines Ltd. She has had extensive experience with projects in Burkina Faso, West Africa; Russia and other areas of the world. Ms. Martin has also been appointed as Chair of the Audit Committee and a member of the Governance and Executive Compensation Committee.

Critical accounting estimates

The recoverability of the carrying value of the Inata Project is dependent upon the ability to economically mine the reserves, the ability of the Company to obtain necessary permits and financing to complete the development and future profitable production there from or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

The Company has not determined whether its other mineral properties contain economically recoverable reserves. The recoverability of the carrying values of these mineral properties is dependent upon the discovery of economically recoverable reserves, the ability to economically mine the reserves, the ability of the Company to obtain necessary permits and financing to complete the development and future profitable production there from or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

Changes in future conditions could require material write-downs of the carrying values of mineral properties. Management conducts periodic reviews of its mineral properties to determine if write-downs are required. Management estimated that no write-downs were required in 2006.

Significant estimates and assumptions also include those related to the estimated useful lives of equipment, determinations as to whether costs are expensed or deferred, and stock compensation valuation assumptions. Financial results as determined by actual events could differ from those estimates.

Risks and Uncertainties

The Company’s business is subject to a number of risks related to its exploration and development projects as well as risks related to the mining industry generally.

Political and Economic Risks of Doing Business in Burkina Faso

All of Goldbelt’s mineral properties are currently located in Burkina Faso which is a politically stable country with newly developed mining and environmental legislation in place. The fiscal laws and practices are well established and generally consistent with Western rules and regulations. However, there is no assurance that future political and economic conditions in this country will not result in its government adopting different policies respecting foreign development and ownership of mineral properties. Any changes in laws, regulations or shifts in political attitudes regarding foreign direct investment in the Burkina Faso mining industry are beyond its control and may adversely affect its business. Goldbelt’s exploration and development activities may be affected in varying degrees by a variety of economic and political risks, including cancellation or renegotiation of contracts, changes in Burkina Faso domestic laws or regulations, changes in tax laws, royalty and tax increases, restrictions on production, price controls, expropriation of property, fluctuations in foreign currency, foreign exchange controls, import and export regulations, restrictions on the export of gold, restrictions on the ability to repatriate earnings and pay dividends offshore, restrictions on the ability to hold foreign currencies in offshore bank accounts, environmental legislation, employment practices and mine safety. In the event of a dispute regarding any of these matters, Goldbelt may be subject to the jurisdiction of courts outside of Canada which could have adverse implications on the outcome.

Funding Requirements

Goldbelt has limited financial resources, no source of operating cash flow and no assurance that additional funding will be available for further exploration and development of its projects. Goldbelt will require additional financing from external sources to meet its operating and capital requirements. Although Goldbelt has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of our projects with the possible forfeiture of all or parts of its properties.

Risk Associated with Title

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing. However, the foregoing should not be construed as a guarantee of title to those properties. Title to those properties may be affected by undisclosed and undetected defects.

Competition

Goldbelt competes with other mining companies that have substantially greater financial and technical resources in the search for and the acquisition of mineral concessions as well as for the recruitment and retention of qualified employees with technical skills and experience in the mining industry. There can be no assurance that Goldbelt will be able to compete successfully with others in acquiring mineral concessions and continue to attract and retain skilled and experienced employees.

Management and dependence on key personnel

Goldbelt currently has a small executive management group, which is sufficient for the Company’s present stage of development. Goldbelt has relied, and will continue to rely, upon a number of consultants and others for operating expertise. Goldbelt may need to recruit additional personnel to supplement existing management. Although Goldbelt’s development to date has largely depended and in the future will continue to depend on the efforts of the current executive management group, the loss of a significant number of the members of this group could have a material adverse effect on Goldbelt, its business and its ability to develop its mineral properties.

Enforcement of Civil Liabilities

As substantially all of the assets of Goldbelt and its subsidiaries are located outside of Canada, and certain of its directors and officers are resident outside of Canada, it may not be possible for investors to enforce judgements granted by a court in Canada against the assets of Goldbelt or its subsidiaries or its directors and officers residing outside of Canada.

Dividends

All of Goldbelt’s available funds will be invested to finance the growth of its business and, therefore, investors cannot expect to receive a dividend on its common shares in the foreseeable future.

Risks Related to the Gold Mining Industry Generally

The following risks apply to the gold mining industry generally:

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of Goldbelt’s properties have proven and probable reserves. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, fluctuations in exchange rates, costs of development, infrastructure and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of gold or other minerals produced, Goldbelt may determine that it is impractical to commence or continue commercial production.

Estimates of Mineral Reserves and Resources and Production Risks

The mineral resource estimates are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among other things. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.

Goldbelt has engaged expert independent technical consultants to advise it with respect to mineral resources among other things. Goldbelt believes that those experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards.

Gold Prices

Over the years, the price of gold has fluctuated widely. The marketability of gold is also affected by numerous other factors beyond Goldbelt’s control, including government regulations relating to price, royalties, allowable production and importing and exporting of gold, the effect of which cannot accurately be predicted. Depending on the price of gold or other minerals produced, Goldbelt may determine that it is impractical to commence or continue commercial production.

Environmental and other Regulatory Requirements

Goldbelt’s activities are subject to environmental regulations which are enacted by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means standards for enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Goldbelt’s current exploration activities, including any development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which may be required for exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any mining project that Goldbelt may undertake. Some of the Company’s tenements have been and are being illegally mined by artisanal miners. The Company is not aware of any legal liability for environmental obligations that may or may not arise from the activities of artisanal mining. Management of Goldbelt believes to the best of its knowledge that the Company is in compliance with all material laws and regulations which currently apply to its activities.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Goldbelt and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Disclosure controls and Procedures

The Company maintains accounting and internal control systems to provide reasonable assurance that all relevant and material information relating to the Company and required to be disclosed by regulatory authorities are recorded, processed, summarized and reported. The Company has evaluated its disclosure controls and procedures and concluded that they are operating effectively as at June 30, 2006.

Outlook

Our key objectives for the next twelve months include:

1.	Completion of a 35,000 meter drill program on the Inata Project in the summer of 2006 for the increase of the Inata gold resources;

2.	Developing a mineable reserve base at Inata through the completion of a bankable feasibility study; make a decision to mine;

3.	Raising the necessary financing for project development and exploration as well as working capital purposes;

4.	Finalize arrangements for the purchase of the optioned gold process plant; its upgrade, relocation and installation at Inata;

5.	Construct mining and mine infrastructure for the purpose of commencing gold production at the Inata Project;

6.	Conduct exploration on our other properties which have promising gold showings with the objective of completing a resource estimation for the purpose of developing a new mining centre; and

7.	Advance the review of opportunities for possible merger or acquisition of mineral properties with a focus on Africa and particularly West Africa.

SHARE CAPITAL INFORMATION AS AT SEPTEMBER 4, 2006

Common shares	51,314,669
Common share options	5,110,000
Common share purchase warrants	4,867,355
Agents’ compensation options	556,749
Agents’ compensation share purchase warrants	278,375
Common shares on a fully diluted basis	62,127,148

Cautionary Note

Certain statements contained herein constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.

Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties,

The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in our publications such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

Disclaimer

The information contained herein is prepared by the Company and believed to be accurate but has not been independently audited or verified, and is provided for informational purposes. This information is not to be construed as an offer or as a recommendation to buy or sell securities of Goldbelt Resources Ltd. The Company’s officers and directors assume no responsibility for use of this information in any way whatsoever and do not guarantee its accuracy.